Exhibit 99.180

April 22, 2021

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Financial and Consumer Affairs Authority of Saskatchewan

Director of Securities, Government of Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Government of the Northwest Territories

Superintendent of Securities, Government of Yukon

Superintendent of Securities, Government of Nunavut

Autorité des marchés financiers, Quebec

Dear Sirs/Mesdames:

Re: High Tide Inc. (the “Company”)

We refer to the short form base shelf prospectus of the Company dated April 22, 2021 (the “Prospectus”) relating to the offering from time to time of common shares, warrants, units, subscription receipts, debt securities, or any combination thereof (collectively referred to as “Securities”), up to an aggregate offering of $100,000,000.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus of our report dated February 28, 2020, to the Shareholders of the Company on the following financial statements:

a.	Consolidated statements of financial position as at October 31, 2019 and 2018; and,
b.	Consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows and the notes to the consolidated financial statements for each of the years ended October 31, 2019 and 2018.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Sincerely,

Chartered Professional Accountants

SUITE 1500, 640 - 5TH AVENUE SW, CALGARY AB, T2P 3G4 1.877.500.0792 T: 403.263.3385 F: 403.269.8450 MNP.ca